Mail Stop 3720

September 20, 2007

Mr. Robert K. Mills
Chief Financial Officer
VYYO Inc.
6625 The Corners Parkway
Suite 100
Norcross, GA 30092

> **RE:** **VYYO Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed April 2, 2007**
> **File No. 000-30189**

Dear Mr. Mills:

We have reviewed your supplemental response letter dated August 10, 2007 as well as your filing and have the following comments. As noted in our comment letter dated April 26, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2006

Financial Statements and Notes

7. Acquisition of Xtend, page F-22

1.      We note that you accounted for the acquisition of Xtend as an acquisition of net assets under SFAS 141. In this regard, tell us how you considered paragraph 6 of SFAS 141 (which requires that if the consideration given in an exchange transaction is not in the form of cash, measurement is based on the fair value of the consideration given or fair value of the net assets acquired, whichever is more clearly evident and thus more reliably measurable) in determining the purchase price of Xtend.

2.      We note your response to comment 2. It appears that the $6.5 million note issued to the seller at the date of the acquisition has value as it provides a below market guarantee of

the purchase through the provisions of the note, and the guarantee appears to be within the scope of EITF 97-15. If so, the fair value of the note should be considered part of the purchase price of Xtend at the date of the acquisition. Please revise or advise us.

3.      Explain to us how the $6.5 million note was negotiated in the purchase of Xtend, and what the note represented if it was not part of the purchase price. Please revise or advise us.

4.      We note your response to comment 3. However, we continue to question your accounting for the gain of $2.53 million reported in the financial statements.

In light of your representation that the $6.5 promissory note is a contingent consideration for business combination in the Xtend transaction, and therefore had not been recorded on the acquisition date, we are unclear how the amendment of the note could be considered extinguishment of debt in your financial statements. Alternatively, if it is determined that the original promissory note should have been recorded as part of the purchase price after considering the guidance within paragraph 6 of SFAS 141 and EITF 97-15, we remain unclear how the amendment would meet the criteria within EITF 96-19 to be considered debt extinguishment and how your fair value calculation of the new debt complies with EITF 96-19. Please explain to us in detail. As part of your considerations, please also address the following additional comments.

   a.      Tell us in more detail the significant terms of the original and the new notes including, but not limited to, terms such as interest rate, maturity, payment terms, fees and penalties, forgiveness provisions in the event of financial difficulties, if any, etc.

   b.      Clarify for us if the cancellation conditions (a), (b) and (c) of the note as described on page F-21 are "and" or "or" conditions for the purpose of cancellation.

   c.      Tell us how you have applied the 10% percent test as prescribed under paragraphs 1 -7 of EITF 96-19 in determining whether the modification of the note is substantial.

   d.      We do not understand the reasonable basis behind your probability weighted present value cash flow approach in calculating the fair value of the liability to be recorded under the guidance of EITF 96-19. Please revise or advise us.

5.      Refer to response to comment 4. We are still considering your position on this matter. Notwithstanding this fact, we believe that you should expand your disclosures to explain why the deferred tax assets related to the NOL in your Israel operations was not recorded. Your expanded disclosures should disclose that if a deferred tax asset was recorded, it would be offset by 100% of the valuation allowance. Also, disclose the amount of the deferred tax assets and the related valuation allowance that would have been recorded.

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Please respond to the above comments within 10 business days or tell us when you will provide us with a response.  You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director